6815 Poplar Ave, Suite 500 Germantown, TN 38138 901 682 6600 Tel www.maac.com

August 28, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:	Kellie Kim

Isaac Esquival

Pearlyne Paulemon

Stacie Groman

Re:	Mid-America Apartment Communities, Inc.

Mid-America Apartments, L.P.

Form 10-K for fiscal year ended December 31, 2023

File Nos. 001-12762 and 333-190028-01

Ladies and Gentlemen:

We are submitting this letter in response to the comments contained in the letter from the staff of the Division of Corporation Finance Office of Real Estate & Construction (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 30, 2024 (the “Comment Letter”), with respect to the filing noted above filed by Mid-America Apartment Communities, Inc. and Mid-America Apartments, L.P. (collectively, the “Company”).

For your convenience, the exact text of the comment provided in the Comment Letter has been included in italic, bold face type. The Company’s response to the comment is set forth immediately below the text of the comment.

Form 10-K for the fiscal year ended December 31, 2023

Item 1. Business

Acquisitions and Development, page 5

1.

We note that you currently have five properties in development and that you completed one development during the year ended December 31, 2023. In future Exchange Act periodic reports, for each completed development, please disclose the total cost incurred, the development costs per unit, and clarify whether those development costs include leasing costs.

The Company acknowledges the Staff’s comment and advises the Staff that the Company will revise its disclosures in future Annual Reports on Form 10-K, to include the total cost incurred and the development costs per unit for each completed development during the year. Further, the Company does not include leasing costs as part of development costs and respectfully advises the Staff that a discussion of costs included in development costs is set forth in the “Development Costs” section of Footnote 1 to the Company’s Consolidated Financial Statements.

Item 2. Properties, page 27

2.

We note your disclosure on page 31 that you believe average effective rent is a helpful measure. Please tell us and revise the table in future filings to disclose your base rent per unit and average effective annual rent per unit, taking into account the impact of free rent, tenant reimbursements, and tenant concessions. We also note that you have 34 apartment communities with a retail component. Please provide separate disclosure regarding your retail assets, addressing occupancy levels, base rent per square foot, and average effective rent per square foot.

The Company acknowledges the Staff’s comment on average effective annual rent per unit and base rent per unit and advises the Staff that the Company will revise its disclosures in future Annual Reports on Form 10-K, to include average effective annual rent per unit (i.e., average effective rent per unit for the year then ended) for each market disclosed in Item 2. Properties. As a reference, our calculation of average effective rent per unit represents the average of gross rent amounts, after the effect of leasing concessions, for occupied apartment units plus prevalent market rates asked for unoccupied apartment units, divided by the total number of units. Average effective rent per unit is the multifamily REIT industry standard for measuring pricing performance. Further, Company management reviews average effective rent per unit when considering market and property performance. The Company advises the Staff that base rent, as interpreted by the Company as gross rents prior to the impact of leasing incentives such as free rent, tenant reimbursements, and tenant concessions, is not a multifamily REIT industry measure nor a measure considered by Company management when reviewing market and property performance. The Company believes that a disclosure of base rent would not be helpful, and possibly would be confusing, to a reader of our periodic reports. Based on these considerations, the Company believes revising its disclosure to include average effective rent per unit (along with the definition of that term), but not base rent per unit, is sufficient.

Further, the Company acknowledges the Staff’s comment on free rent, tenant reimbursements, and tenant concessions. The Company believes that free rent, tenant reimbursements and tenant concessions, both individually and in the aggregate, are not material as they represent less than 1% of the Company’s total revenues. Accordingly, the Company believes no further disclosures around free rent, tenant concessions, and tenant reimbursements should be required.

Finally, the Company acknowledges the Staff’s comment on retail assets, but believes the Company’s retail assets are not a material component of the Company as they represent less than 1% of the Company’s total revenues. As such, the Company believes no further disclosures around retail assets should be required.

3.

In future Exchange Act periodic reports, please discuss leasing results for the prior period, including the amount of leases that were new leases compared to renewal leases. Additionally, this disclosure should include discussion of tenant improvement costs, leasing commissions, and tenant concessions. Please provide separate disclosure regarding your retail assets and provide disclosure for these assets on a per square foot basis.

The Company acknowledges the Staff’s comment on leasing results for the prior period and advises the Staff that the Company will, in future Exchange Act periodic reports beginning with its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, expand its discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations to include average effective rent per unit for the current and prior period as well as resident turnover percentage. The Company believes expanding its disclosure in MD&A to include this information is sufficient in discussing leasing results for both the current and prior period.

The Company acknowledges the Staff’s comment on tenant improvement costs, leasing commissions, and tenant concessions, but believes these are not material as they represent less than 1% of the Company’s total revenues. Accordingly, the Company believes no further disclosures around tenant improvement costs, leasing commissions, and tenant concessions should be required.

Finally, the Company acknowledges the Staff’s comment on retail assets, but believes the Company’s retail assets are not a material component of the Company as they represent less than 1% of the Company’s total revenues. As such, the Company believes no further disclosures around retail assets should be required.

We hope that this response satisfactorily addresses the Staff’s comments. If you have any further comments or questions or require any additional information concerning the matters discussed herein, please contact me at (901) 435-5359.

Sincerely,

/s/ A. Clay Holder

A. Clay Holder

Executive Vice President and Chief Financial Officer

Mid-America Apartment Communities, Inc.,

the general partner of Mid-America Apartments, L.P.

3